UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
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404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILVER LANE ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MADISON AVENUE, 35TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH BLOOMER NESVOLD 212-838-9401
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ELIZABETH BLOOMER NESVOLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILVER LANE ADVISORS LLC, as of 31-Dec 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Partner

Title

Notary Public

JANICE MADDALONE
Notary Public, State Of New York
No. 01MA6078274
Qualified In Queens County
Commission Expires July 29, 20 18

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Silver Lane Advisors LLC

Statement of Financial Condition

December 31, 2014

SILVER LANE ADVISORS LLC

Table of Contents

December 31, 2014

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Silver Lane Advisors LLC

We have audited the accompanying financial statement of Silver Lane Advisors LLC (a Delaware limited liability company), which comprise the statement of financial condition as of December 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement. Silver Lane Advisors LLC's management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Silver Lane Advisors LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Weisberg, Mole, Krantz & Goldfarb, LLP

Woodbury, New York
February 11, 2015

185 Crossways Park Drive, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SILVER LANE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash and cash equivalents	$	693,373
Accounts receivable		73,090
Prepaid expenses and other assets		120,452
Furniture, equipment, and improvements, net of accumulated depreciation of $125,946		58,236
Trademark, net of accumulated amortization of $5,836		6,532
Total assets	$	951,683

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	78,716
Total liabilities	$	78,716
Commitments and contingencies (note 4)		
Members' equity	$	872,967
Total liabilities and members' equity	$	951,683

The accompanying notes are an integral part of this financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations

Silver Lane Advisors LLC (the "Company") was formed in August 2007 and became a registered broker/dealer on December 18, 2008. The Company operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger, acquisition, private placements, strategic advisory and valuation services to firms predominantly in the financial service industry.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. The allowance is based on management's analysis of possible bad debts and specific customer collection issues that have been identified. At December 31, 2014, the Company considers all accounts receivable fully collectible. Accordingly, there is no allowance for doubtful accounts.

Furniture, Equipment, and Improvements

Furniture, equipment, and improvements are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Intangible Asset

The Company's intangible asset is a trademark that is being amortized over 15 years.

Revenue Recognition

The Company receives retainers and consulting and strategic advisory fees and records the related revenue in the period earned. The Company also receives success fees for completed transactions and records these fees in the period the transaction is consummated.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes and, accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates.

Concentrations and Credit Risk

The Company receives its commission and fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. These agreements are in effect until terminated by either party, typically with thirty days prior notice.

Off-Balance-Sheet Risk

At December 31, 2014, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts and money market accounts.

Subsequent Events

The Company has evaluated events and transactions that occurred through February 11, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,248 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $614,657 which was $609,409 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .13 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – COMMITMENTS AND CONTIGENCIES

The Company entered into a seven-year lease for office space in New York City, which commenced on October 3, 2011. The terms of the lease provide for a four month abatement and monthly rent thereafter of $18,791 during the remainder of the first lease year, $19,073 per month for years two through four, and $20,062 per month for years five through seven. The Company has the option of extending the lease for an additional five years by giving the landlord nine months written notice before the expiration of the lease. Rent expense net of sublease income, which is included in occupancy expense, was $140,007 for the year ended December 31, 2014.

The Company entered into a 1.5 year lease for office space in San Francisco, California, which commenced on September 1, 2013. The terms of the lease provide for a three month abatement in the first, fifth and ninth months. The lease provides for monthly rent of $2,413. The lease expires February 28, 2015. Effective March 1, 2015, the Company entered into a new lease for new office space for a 2 year term.

NOTE 4 – COMMITMENTS AND CONTIGENCIES *(continued)*

The Company entered into a one year lease for office space in Chicago, Illinois, which commenced on October 1, 2013. The terms of the lease provided for a four month abatement and monthly rent of $1,320 during the remainder of the lease. The Company amended the lease agreement for the purpose of renewing and modifying the terms and conditions of the original lease agreement. The terms of the amendment are for 12 months beginning October 1, 2014, relocation to a new suite and monthly rent of $1,180. The agreement shall automatically renew for successive terms equal to the same period of time as the initial term, at the renewal rate of 5% over the then current base.

Future minimum payments under the leases as of December 31, 2014 are as follows:

2015	$	257,637
2016		254,652
2017		243,042
2018		180,557
	$	935,888

The Company subleases space in its New York City office to third parties. Sublease income for the year ended December 31, 2014 amounted to $126,466 and is netted against rent expense in the accompanying financial statements. In 2015 the Company has one subtenant who has a six month lease, which commences in February 2015 and provides for a six month sub rental of $39,600. The term will be extended automatically for one-month periods until brought to an end by either the Sublandlord or Subtenant.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under SEC Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 6 – INCOME TAXES

As previously discussed, the Company is a limited liability company and is treated as a partnership for income tax purposes. Accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company. However, New York City imposes an unincorporated business tax on partnerships operating in New York City. The financial statements include a provision for these taxes.

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Silver Lane Advisors LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Silver Lane Advisors LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Silver Lane Advisors LLC stated that Silver Lane Advisors LLC met the identified exemption provisions for the entire period June 1, 2014 through December 31, 2014 without exception. Silver Lane Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silver Lane Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 11, 2015

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SILVER LANE

SILVER LANE ADVISORS LLC
515 Madison Avenue ✱ 35th Floor
New York, New York 10022
212.883.9400

Member of FINRA and SIPC

Silver Lane Advisors, LLC
Exemption Report
December 31, 2014

Silver Lane Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the entire period June 1, 2014 through December 31, 2014 without exception.

I, Elizabeth Bloomer Nesvold, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Elizabeth Bloomer Nesvold

Title: Managing Partner

February 11, 2015